UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	April 2024
Commission File Number	000-56306

Arras Minerals Corp.

(Translation of registrant’s name into English)

777 Dunsmuir Street, Suite 1610
Vancouver, British Columbia V7Y 1K4
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRAS MINERALS CORP.

Date: April 8, 2024	By:	/s/ Christopher Richards
	Name:	Christopher Richards
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	NI 51-102 Beneficial Holder Request Form
99.5	Notice-and-Access Notification to Shareholders